UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to ____________

Commission file number: 000-25345

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ALBANY BANK & TRUST
SECTION 401(K) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY CAPITAL BANCSHARES, INC.
2815 MEREDYTH DRIVE
ALBANY, GEORGIA 31707

Financial Statements and Exhibits

Albany Bank & Trust 401(K) Profit Sharing Plan
Sponsored by Albany Bank & Trust, N.A.

Financial Information -- Small Plan
from Schedule I of the Annual Report on Form 5500 for the plan years ended December 31, 2005 and December 31, 2004

Plan Assets and Liabilities:
	As of	As of	As of	As of
	January 1, 2005	December 31, 2005	January 1, 2004	December 31, 2004
Total plan assets	876,300	1,210,886	663,759	876,300
Total plan liabilities	-	-	-	-
Net Plan assets	876,300	1,210,886	663,759	876,300

Income, Expenses, and Transfers for the Plan Year:
	For the Plan Year	For the Plan Year
	Ended	Ended
	December 31, 2005	December 31, 2004
Contributions received or receivable
Employers	111,893	82,009
Participants	223,645	164,274
Others (including rollovers)	-	17,567
Noncash contributions	-	-
Other income	50,365	39,256
Total Income	385,903	303,106

Benefits paid	43,905	81,939
Corrective distributions	1,315	3,792
Certain deemed distributions of participant loans	-	-
Other expenses	6,097	4,834
Total Expenses	51,317	90,565
Net Income	334,586	212,541

SUMMARY ANNUAL REPORT
FOR ALBANY BANK & TRUST 401(K) PROFIT SHARING PLAN

This is a summary of the annual report for the ALBANY BANK & TRUST 401(k) PROFIT SHARING PLAN, EIN 58-2413470, Plan No. 001, for the period January 1, 2005 through December 31, 2005. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $51,317. These expenses included $43,905 in benefits paid to participants and beneficiaries and $6,097 in other expenses. A total of 95 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,210,886 as of December 31, 2005, compared to $876,300 as of January 1, 2005. During the plan year the plan experienced an increase in its net assets of $334,586. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan’s assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $385,903 including employer contributions of $111,893, employee contributions of $223,645, and earnings from investments of $50,365.

Rights To Additional Information

Participants have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1.	financial information; and
2.	information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call ALBANY BANK & TRUST, P.O. BOX DRAWER 71269, 2815 MEREDYTH DRIVE, ALBANY, GA 31707, telephone (229) 446-2201.

The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institution(s) held or issued plan assets that qualified under the waiver: Fidelity Investments $1,198,722. Participants have the right to examine or receive from the plan administrator, on request and at no charge, copies of statements from the regulated financial institutions describing the qualifying plan assets. If the participant is unable to examine or obtain these documents, he or she should contact an EBSA Regional Office for assistance. Information about contacting EBSA regional offices can be found on the Internet at http://www.dol.gov/ebsa.

Participants also have the legally protected right to examine the annual report at the main office of the plan (ALBANY BANK & TRUST, P.O. BOX DRAWER 71269, 2815 MEREDYTH DRIVE, ALBANY, GA 31707) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue NW, Washington, DC 20210.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

THE ALBANY BANK & TRUST
SECTION 401(K) PROFIT SHARING PLAN

By:	/s/ David J. Baranko
David J. Baranko
Chief Financial Officer

Dated: July 20, 2006